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202 682-7296

September 22, 2004



04045046

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

      Re: Greencore Group plc
             Commission File Number 82-4908

Dear Sir:

         On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

         Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

PROCESSED

SEP 2 8 2004

THOMSON
FINANCIAL

DC1:\132053\01\2TW501!.DOC\50627.0004

82-4908

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN   TELEPHONE: +353 1 605 1029
                                                                        FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 20th SEPTEMBER, 2004, THAT BANK OF IRELAND HAS A NOTIFIABLE INTEREST IN 30,418,693 (15.86%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE.   OF THESE, 28,649,737 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES, 115,559 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED AND 389,331 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED AS REGISTERED OWNERS ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.   21st September, 2004.